Exhibit 99.2

ALEXCO RESOURCE CORP.

(the “Company”)

June 6, 2019

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the Annual General Meeting of Shareholders of the Company held on June 6, 2019. All matters placed before the shareholders for consideration were approved.

MATTER VOTED UPON		VOTING RESULTS		OUTCOME OF VOTE

		FOR	AGAINST
1.	To fix number of Directors at seven (7).	28,402,914	295,210	Carried
		(99.0%)	(1.0%)

		FOR	WITHHELD
2.	Election of Directors:
	Clynton R. Nauman	28,367,799	330,325	Carried
		(98.8%)	(1.2%)
	Elaine Sanders	28,390,637	307,487	Carried
		(98.9%)	(1.1%)
	Karen McMaster	28,382,732	315,392	Carried
		(98.9%)	(1.1%)
	Michael D. Winn	28,368,163	329,961	Carried
		(98.8%)	(1.2%)
	Richard N. Zimmer	28,367,542	330,582	Carried
		(98.8%)	(1.2%)
	Rick Van Nieuwenhuyse	28,367,667	330,457	Carried
		(98.8%)	(1.2%)
	Terry Krepiakevich	28,141,987	556,137	Carried
		(98.1%)	(1.9%)

3.	Appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	62,975,017	804,843	Carried
		(98.7%)	(1.3%)

4.	Approval of proposed new stock option plan.	22,558,111 (78.6%)	6,140,013 (21.4%)	Carried

5.	Approval of proposed new restricted stock unit incentive plan.	23,448,490 (81.7%)	5,249,634 (18.3%)	Carried

6.	Approval of proposed new deferred share unit plan.	23,365,348 (81.4%)	5,332,776 (18.6%)	Carried

Dated at Vancouver, British Columbia, this 6th day of June, 2019.

Alexco Resource Corp.

Per:	“Mike Clark”
Mike Clark
Chief Financial Officer